UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into Share Subscription Agreements

On November 1, 2024, BGM Group Ltd (the “Company”), entered into share subscription agreements (the “Share Subscription Agreements”) separately with each of Ahanzhai Development Co., Ltd, a British Virgin Islands company (“Ahanzhai Development”), and LX Management Company Limited, a Hong Kong company (“LX Management”). Pursuant to the Share Subscription Agreements, the Company agreed to issue to Ahanzhai Development and LX Management 10,200,000 and 9,800,000 Class B ordinary shares of par value of US$0.00833335 each of the Company (the “Subscription Shares”, each “a Subscription Share”), respectively. The purchase price per Subscription Share is US$0.05 and Ahanzhai Development and LX Management agreed to pay to the Company a total consideration of US$510,000 and US$490,000, respectively. The gross proceeds to the Company from such transaction will be approximately $1 million.

The issuance of the Subscription Shares was approved by the board of directors of the Company. The Subscription Shares are expected to be issued on or around November 27, 2024. After the issuance of the Subscription Shares, Ahanzhai Development will hold approximately 38.8% of the total outstanding shares of the Company, representing approximately 50.8% of the Company’s aggregate voting power. Ahanzhai Development is wholly owned by Zhanchang Xin, the Chairman of the Company. LX Management will hold approximately 36.0% of the total outstanding shares of the Company, representing approximately 48.8% of the Company’s aggregate voting power. LX Management is wholly owned by Furong Cao, director of the Company. The rights of holders of Class A and Class B ordinary shares are identical, except for voting and conversion rights:

Voting. Each holder of Class B ordinary shares shall, on a poll, be entitled to exercise one hundred (100) votes for each Class B ordinary share he or she holds on any and all matters.

Conversion. Each Class B ordinary share shall be convertible, at the option of the holder thereof, with the consent of the directors by a vast majority of no less than two-thirds votes at a board meeting or by the written resolutions of all the directors, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such share, into one fully paid and non-assessable Class A ordinary share.

Each Class B ordinary share that is the subject of a Transfer Event (as defined in the Third Amended and Restated Memorandum and Articles of Association of the Company) shall automatically be converted into one Class A ordinary share upon the occurrence of the Transfer Event. Transfer Event means any sale, transfer, assignment, alienation, pledge, charge, encumbrance or disposition (including by will or the laws of descent and distribution) of the legal or beneficial title to a Class B ordinary share by the holder thereof or an affiliate of such holder or the transfer or assignment of the voting rights attached to any Class B ordinary share to be cast under the direction of any person or entity that is not an affiliate of such holder.

Each Class B ordinary share shall automatically be converted into one Class A ordinary share upon the occurrence of the B Threshold Event. B Threshold Event means the closing of a transaction resulting in Zhanchang Xin holding fewer than 5% of the issued and outstanding Class B ordinary shares.

The Share Subscription Agreements are filed as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Share Subscription Agreements, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Subscription Agreement dated November 1, 2024, made between BGM Group Ltd and Ahanzhai Development Co., Ltd
99.2	Share Subscription Agreement dated November 1, 2024, made between BGM Group Ltd and LX Management Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2024

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer